Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

EXCERPT OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 06, 2025, AT 10:00 A.M.

Date, Time and Place: January 06, 2025, at 10:00 a.m., meeting of the Board of Directors of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo, over videoconferencing.

Call Notice: The call notice was waived, as all members of the Company’s Board of Directors attended the meeting.

Attendance: The necessary quorum for the Board of Directors’ Meeting was verified, given the presence of all the members of the Board of Directors, under Articles 15 and 18 of its Bylaws, namely: Jeremiah Alphonsus O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araujo, Katia Regina de Abreu Gomes, Alba Pettengill, Gelson Luiz Merisio, Paulo Bernardo Silva, and Cledorvino Belini.

Presiding Board: Jeremiah Alphonsus O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: To discuss and resolve on the issue of senior notes by the Company’s subsidiaries, and the granting of suretyship, by the Company, within the scope of said issue.

Resolutions: After analyzing and discussing the matter, the Board of Directors members unanimously approved, with no reservations: (i) the original issue of notes (“Notes”), with remuneration to be determined according to a bookbuilding procedure, and maturing up to 2055, totaling up to US$1,750,000,000.00 (one billion, seven hundred and fifty million U.S. dollars) (“Issue”) by JBS USA Holding Lux S.à.r.l. (“JBS USA Holding Lux”), JBS USA Food Company (“JBS USA Food”), and JBS USA Foods Group Holdings, Inc. (“JBSUSA Holdings”, and, jointly with JBS Holding Lux and JBS USA Food, “Issuers”), all of which subsidiaries of the Company, whereby the Issue will be regulated by indentures; (ii) the granting of suretyship, by the Company, in favor of the holders of the Notes issued within the scope of the Issue to secure the timely and full compliance with the Issuers’ obligations under the Issue (“Suretyship”); and (iii) the authorization for the Company’s Executive Officers to perform all acts, adopt all measures and use all necessary and/or convenient procedures to: (a) grant and formalize the Suretyship, as well as to carry out, formalize, improve and conclude the Issue, in addition to executing all contracts and/or instruments that may be required to implement the Issue, including amendments; (b) formalize the contracting of the financial institution(s) to act as intermediary and coordinator of the Issue, as well as the legal advisors and the service providers that are necessary to implement the Issue; (c) define and negotiate additional conditions, performing all the necessary acts and signing all the documents required for the implementation of the resolutions provided for in items (i) and (ii) above; and (iv) the ratification of the acts relating to the resolutions above that have already been performed by the Company’s management.

The Issue approved above will be aimed at private distribution in the international market, exclusively to qualified institutional investors, resident and domiciled in the United States of America, based on the regulation issued by the Securities and Exchange Commission, specifically Rule 144A and, in the other countries, except for Brazil and the United States of America, based on Regulation S.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form and their publication omitting the signatures, pursuant to Paragraphs 1 and 2 of Article 130 of Law 6,404/76, as amended.

Closure: There being no further business to discuss, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved and signed by all attendees.

Attending Board Members: Jeremiah Alphonsus O’Callaghan, José Batista Sobrinho, Wesley Mendonça Batista, Joesley Mendonça Batista, Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araujo, Katia Regina de Abreu Gomes, Alba Pettengill, Gelson Luiz Merisio, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the Extraordinary Meeting of the Board of Directors drawn up in the Company’s records.

São Paulo, January 06, 2025.

Milena Hitomi Yanagisawa

Secretary